July 13, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
ATTN: Document Control - EDGAR

RE: Post-Effective Amendment No. 43 on Form N-4
RiverSource Retirement Advisor 4 Advantage(SM) Variable Annuity
RiverSource Retirement Advisor 4 Select(SM) Variable Annuity
RiverSource Retirement Advisor 4 Access (SM) Variable Annuity
File Nos. 333-79311/811-07355

Dear Mr. Cowan:

On behalf of RiverSource Variable Account 10 ("Registrant"), RiverSource Life Insurance Company ("Company") filed electronically a Post-Effective Amendment No. 43 ("Amendment No. 43") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 on or about May 17, 2007. On June 19, 2007, Registrant received Staff electronic comments regarding Amendment No. 43 and respectfully responds to the comments herein.

COMMENT 1: Fee Table

     Please list Annual Variable Account Expenses (that apply to everyone) prior to Optional Rider Fees.

RESPONSE: Complied. Annual Variable Account Expenses will be listed prior to the Optional Rider Fees.

COMMENT 2: Annual Operating Expenses of the Funds

a. There is a typo - "Minimum and maximum total operating expenses for the funds(a)"

RESPONSE: Complied. The typo will be corrected and the "(a)" will be put into superscript mode because it references the footnote (a).

b. Footnote 17 references a contractual arrangement with Wells Fargo that expired on April 30, 2007. Unless the contractual arrangement has been renewed, please delete the footnote.

RESPONSE: Complied. Footnote 17 has been deleted.

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c. Please confirm whether any of the underlying funds are "funds-of-funds." If so, please add an AFFE column.

RESPONSE: Complied. Some of the underlying funds are "funds-of-funds" and the additional AFFE column has been added. Please see the Appendix for complete table.

In connection with the Amendment No. 43, RiverSource Life Insurance Company (the "Company") on behalf of the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact me at (612) 671-0175 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Elisabeth A. Dahl
-------------------------------------
Elisabeth A. Dahl
Counsel

                                    APPENDIX

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND UNDERLYING RAVA 4 ADVANTAGE, RAVA 4 SELECT AND RAVA 4 ACCESS*

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                            ACQUIRED      GROSS
                                                                                            FUND FEES     TOTAL
                                                       MANAGEMENT                 OTHER        AND       ANNUAL
                                                           FEE      12B-1 FEE   EXPENSES   EXPENSES**   EXPENSES
                                                       ----------   ---------   --------   ----------   --------
AIM V.I. Capital Appreciation Fund, Series II Shares      0.61%        0.25%      0.30%         --%       1.16%    (1)
AIM V.I. Capital Development Fund, Series II Shares       0.75         0.25       0.34        0.01        1.35     (1),(2)
AIM V.I. Financial Services Fund, Series II Shares        0.75         0.25       0.37        0.01        1.38     (1)
AIM V.I. Global Health Care Fund, Series II Shares        0.75         0.25       0.35        0.01        1.36     (1)
AIM V.I. International Growth Fund, Series II Shares      0.72         0.25       0.38        0.01        1.36     (1)
AllianceBernstein VPS Global Technology Portfolio
   (Class B)                                              0.75         0.25       0.18          --        1.18
AllianceBernstein VPS Growth and Income Portfolio
   (Class B)                                              0.55         0.25       0.06          --        0.86
AllianceBernstein VPS International Value Portfolio
   (Class B)                                              0.75         0.25       0.10          --        1.10
AllianceBernstein VPS Large Cap Growth Portfolio
   (Class B)                                              0.75         0.25       0.08          --        1.08
American Century VP Mid Cap Value, Class II               0.90         0.25         --          --        1.15
American Century VP Ultra(R), Class II                    0.90         0.25         --          --        1.15
American Century VP Value, Class II                       0.83         0.25         --          --        1.08
Columbia High Yield Fund, Variable Series, Class B        0.55         0.25       0.32          --        1.12     (3)
Columbia Marsico Growth Fund, Variable Series,
   Class A                                                0.74           --       0.27          --        1.01     (3)
Columbia Marsico International Opportunities Fund,
   Variable Series, Class B                               0.80         0.25       0.32          --        1.37     (3)
Credit Suisse Trust - Commodity Return Strategy
   Portfolio                                              0.50         0.25       0.51          --        1.26     (4)
Dreyfus Variable Investment Fund International
   Equity Portfolio, Service Shares                       0.75         0.25       0.28          --        1.28
Dreyfus Variable Investment Fund International
   Value Portfolio, Service Shares                        1.00         0.25       0.19          --        1.44     (5)
Eaton Vance VT Floating-Rate Income Fund                  0.57         0.25       0.37          --        1.19
Evergreen VA Fundamental Large Cap Fund - Class 2         0.57         0.25       0.17        0.01        1.00
Evergreen VA International Equity Fund - Class 2          0.40         0.25       0.28          --        0.93
Fidelity(R) VIP Contrafund(R) Portfolio Service
   Class 2                                                0.57         0.25       0.09          --        0.91

Fidelity(R) VIP Mid Cap Portfolio Service Class 2         0.57         0.25       0.11          --        0.93
Fidelity(R) VIP Overseas Portfolio Service Class 2        0.72         0.25       0.16          --        1.13
FTVIPT Franklin Global Real Estate Securities Fund
   - Class 2                                              0.47         0.25       0.03          --        0.75     (6)
FTVIPT Franklin Small Cap Value Securities Fund -
   Class 2                                                0.51         0.25       0.17        0.03        0.96     (7)
FTVIPT Mutual Shares Securities Fund - Class 2            0.60         0.25       0.21          --        1.06
Goldman Sachs VIT Structured U.S. Equity Fund -
   Institutional Shares                                   0.65           --       0.07          --        0.72     (8)
Janus Aspen Series Large Cap Growth Portfolio:
   Service Shares                                         0.64         0.25       0.05          --        0.94
Legg Mason Partners Variable Small Cap Growth
   Portfolio, Class I                                     0.75           --       0.21          --        0.96
MFS(R) Investors Growth Stock Series - Service Class      0.75         0.25       0.12          --        1.12
MFS(R) Total Return Series - Service Class                0.75         0.25       0.10          --        1.10     (9)
MFS(R) Utilities Series - Service Class                   0.75         0.25       0.11          --        1.11
Neuberger Berman Advisers Management Trust
   International Portfolio (Class S)                      1.15         0.25       0.27          --        1.67     (10)
Neuberger Berman Advisers Management Trust Socially
   Responsive Portfolio (Class S)                         0.85         0.25       0.09          --        1.19     (11)
Oppenheimer Global Securities Fund/VA, Service
   Shares                                                 0.62         0.25       0.04          --        0.91     (12)
Oppenheimer Main Street Small Cap Fund/VA, Service
   Shares                                                 0.72         0.25       0.03          --        1.00     (12)
Oppenheimer Strategic Bond Fund/VA, Service Shares        0.62         0.25       0.02          --        0.89     (12)
Oppenheimer Value Fund/VA, Service Shares                 0.75         0.24       1.90          --        2.89     (12)
PIMCO VIT All Asset Portfolio, Advisor Share Class        0.18         0.25       0.25        0.61        1.29
RiverSource(R) Variable Portfolio - Balanced Fund         0.56         0.13       0.15          --        0.84     (13),(14)
RiverSource(R) Variable Portfolio - Cash Management
   Fund                                                   0.33         0.13       0.14          --        0.60     (13)
RiverSource(R) Variable Portfolio - Core Bond Fund        0.48         0.13       0.32          --        0.93     (13),(15)
RiverSource(R) Variable Portfolio - Diversified Bond
   Fund                                                   0.46         0.13       0.15          --        0.74     (13)
RiverSource(R) Variable Portfolio - Diversified
   Equity Income Fund                                     0.64         0.13       0.14          --        0.91     (13),(14)
RiverSource(R) Variable Portfolio - Emerging Markets
   Fund                                                   1.13         0.13       0.25          --        1.51     (13),(14)
RiverSource(R) Variable Portfolio - Fundamental
   Value Fund                                             0.72         0.13       0.17          --        1.02     (13),(14),(15)
RiverSource(R) Variable Portfolio - Global Bond Fund      0.70         0.13       0.17          --        1.00     (13)
RiverSource(R) Variable Portfolio - Global Inflation
   Protected Securities Fund                              0.44         0.13       0.15          --        0.72     (13),(15)
RiverSource(R) Variable Portfolio - Growth Fund           0.71         0.13       0.17          --        1.01     (13),(14)
RiverSource(R) Variable Portfolio - High Yield Bond
   Fund                                                   0.59         0.13       0.16          --        0.88     (13)
RiverSource(R) Variable Portfolio - Income
   Opportunities Fund                                     0.61         0.13       0.16          --        0.90     (13),(15)

RiverSource(R) Variable Portfolio - International
   Opportunity Fund                                       0.76         0.13       0.19          --        1.08     (13),(14)
RiverSource(R) Variable Portfolio - Large Cap Equity
   Fund                                                   0.57         0.13       0.13          --        0.83     (13),(14)
RiverSource(R) Variable Portfolio - Large Cap Value
   Fund                                                   0.60         0.13       0.50          --        1.23     (13),(15)
RiverSource(R) Variable Portfolio - Mid Cap Growth
   Fund                                                   0.60         0.13       0.15          --        0.88     (13),(14),(15)
RiverSource(R) Variable Portfolio - Mid Cap Value
   Fund                                                   0.72         0.13       0.22          --        1.07     (13),(14),(15)
RiverSource(R) Variable Portfolio - S&P 500 Index
   Fund                                                   0.22         0.13       0.16          --        0.51     (13),(15)
RiverSource(R) Variable Portfolio - Select Value
   Fund                                                   0.72         0.13       0.37          --        1.22     (13),(14),(15)
RiverSource(R) Variable Portfolio - Short Duration
   U.S. Government Fund                                   0.48         0.13       0.16          --        0.77     (13)
RiverSource(R) Variable Portfolio - Small Cap
   Advantage Fund                                         0.72         0.13       0.23          --        1.08     (13),(14)
RiverSource(R) Variable Portfolio - Small Cap Value
   Fund                                                   1.00         0.13       0.19          --        1.32     (13),(14),(15)
Van Kampen Life Investment Trust Comstock Portfolio,
   Class II Shares                                        0.56         0.25       0.03          --        0.84
Van Kampen UIF Global Real Estate Portfolio, Class
   II Shares                                              0.85         0.35       0.66          --        1.86     (16)
Van Kampen UIF Mid Cap Growth Portfolio, Class II
   Shares                                                 0.75         0.35       0.31          --        1.41     (16)
Wanger International Small Cap                            0.91           --       0.10          --        1.01
Wanger U.S. Smaller Companies                             0.90           --       0.05          --        0.95
Wells Fargo Advantage VT Opportunity Fund                 0.73         0.25       0.20          --        1.18
Wells Fargo Advantage VT Small Cap Growth Fund            0.75         0.25       0.23          --        1.23

* The Funds provided the information on their expenses and we have not independently verified the information.

** Includes fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies (also referred to as acquired funds).

(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual expenses (subject to certain exclusions) of Series II shares to 1.45% of average daily net assets. This expense limitation is in effect through at least April 30, 2008.

(2) Through April 30, 2008, the Fund's advisor has contractually agreed to waive a portion of its advisory fees. After fee waivers and expense reimbursements net expenses would be 1.34% for AIM V.I. Capital Development Fund, Series II Shares.

(3) The figures contained in the table are based on amounts incurred during the Fund's most recent fiscal year and have been adjusted, as necessary, to reflect current service provider fees. The Fund's Investment Adviser and Distributor have contractually agreed to waive advisory fees and reimburse the Fund for certain expenses (subject to certain exclusions) through April 30, 2008. After fee waivers and expense reimbursements net expenses would be 0.66% for Columbia High Yield Fund, Variable Series, Class B. There is no guarantee that these waivers and/or limitations will continue after April 30, 2008.

(4) Credit Suisse fee waivers are voluntary and may be discontinued at any time. After fee waivers and expense reimbursements net expenses would be 0.95% for Credit Suisse Trust - Commodity Return Strategy Portfolio.

(5) The Dreyfus Corporation has agreed, until Dec. 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the net expenses (subject to certain exclusions) do not exceed 1.40% for Dreyfus Variable Investment Fund International Value Portfolio, Service Shares.

(6) The Fund's fees and expenses have been restated as if the Fund's new investment management and fund administration agreements had been in place for the fiscal year ended Dec. 31, 2006. The manager and administrator, however, have contractually agreed in advance to waive or limit their respective fees so that the increase in investment management and fund administration fees paid by the Fund are phased in over a five year period, with there being no increase in the rate of such fees for the first year ending April 30, 2008. For each of the four years thereafter through April 30, 2012, the manager and administrator will receive one-fifth of the increase in the rate of fees. Beginning May 1, 2012, the full new investment management and administration fees will then be in effect.

(7) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC). After fee reductions net expenses would be 0.93% for FTVIPT Franklin Small Cap Value Securities Fund - Class 2.

(8) "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed in the table above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (subject to certain exclusions) to the extent that such expenses exceed, on an annual basis, 0.044% of the Fund's average daily net assets for Goldman Sachs VIT Structured U.S. Equity Fund - Institutional Shares. The Investment Adviser may cease or modify the expense limitations at its discretion at anytime. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(9) The Fund's management fee as set forth in its Investment Advisory Agreement is 0.75% of average daily net assets annually. MFS has agreed in writing to reduce its management fee to 0.65% of average daily net assets in excess of $3 billion. For the Fund's most recent fiscal year, the effective management fee was 0.73% of average daily net assets. This written agreement will remain in effect until modified by the Fund's Board of Trustees.

(10) Class S shares of the International Portfolio have a redemption fee of 1.00% for exchanges or redemptions on shares held less than 60 days. The redemption fee is paid to the Portfolio.

(11) Neuberger Berman Management Inc. ("NBMI") has undertaken through Dec. 31, 2010, to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.17% of the average daily net asset value. The expense limitation arrangement for the Portfolio is contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause the Portfolio to exceed its respective limitation.

(12) The "Other expenses" in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year for all classes. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2006, the transfer agent fees did not exceed this expense limitation. The Manager will waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund. After fee waivers and expense reimbursements, the net expenses would have been 0.88% for Oppenheimer Strategic Bond Fund/VA, Service Shares.

(13) The Fund's expense figures are based on actual expenses for the four month period ended Dec. 31, 2006, adjusted to an annual basis.

(14) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.01% for RiverSource(R) Variable Portfolio - Fundamental Value Fund, 0.10% for RiverSource(R) Variable Portfolio - Mid Cap Growth Fund, 0.06% for RiverSource(R) Variable Portfolio - Select Value Fund and 0.07% for RiverSource(R) Variable Portfolio - Small Cap Advantage Fund. Includes the impact of a performance incentive adjustment that increased the management fee by 0.04% for RiverSource(R) Variable Portfolio - Balanced Fund, 0.07% for RiverSource(R) Variable Portfolio - Diversified Equity Income Fund, 0.04% for RiverSource(R) Variable Portfolio - Emerging Markets Fund, 0.11% for RiverSource(R) Variable Portfolio - Growth Fund, 0.01% for RiverSource(R) Variable Portfolio - International Opportunity Fund, 0.01% for RiverSource(R) Variable Portfolio - Large Cap Equity Fund, 0.02% for RiverSource(R) Variable Portfolio - Mid Cap Value Fund and 0.05% for RiverSource(R) Variable Portfolio - Small Cap Value Fund.

(15) RiverSource Investments, LLC and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Dec. 31, 2007, unless sooner terminated at the discretion of the Fund's Board. Any amount waived will not be reimbursed by the Fund. Under this agreement, net expenses (excluding fees and expenses of acquired funds), before giving effect to any applicable performance incentive adjustment, will not exceed:
     0.83% for RiverSource(R) Variable Portfolio - Core Bond Fund, 1.07% for RiverSource(R) Variable Portfolio - Fundamental Value Fund, 0.72% for RiverSource(R) Variable Portfolio - Global Inflation Protected Securities Fund, 0.99% for RiverSource(R) Variable Portfolio - Income Opportunities Fund, 1.05% for RiverSource(R) Variable Portfolio - Large Cap Value Fund, 1.00% for RiverSource(R) Variable Portfolio - Mid Cap Growth Fund, 1.08% for RiverSource(R) Variable Portfolio - Mid Cap Value Fund, 0.495% for RiverSource(R) Variable Portfolio - S&P 500 Index Fund, 1.00% for RiverSource(R) Variable Portfolio - Select Value Fund and 1.20% for RiverSource(R) Variable Portfolio - Small Cap Value Fund.

(16) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. The adviser has voluntarily agreed to waive a portion of or all of its management fee and/or reimburse expenses to the extent necessary to limit total annual operating expenses (subject to certain exclusions). Additionally, the distributor has agreed to voluntarily waive a portion of the 12b-1 fee for Class II shares. After these fee waivers/reimbursements, net expenses would have been 1.40% for Van Kampen UIF Global Real Estate Portfolio, Class II Shares and 1.15% for Van Kampen UIF Mid Cap Growth Portfolio, Class II Shares.